SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*


                           MACC Private Equities Inc.

                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   552 617 102
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  April 4, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO. 552 617 102
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400

--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  [  ]

                                                                     (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          146,315
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    146,315
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  146,315
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                          [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  15.177%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 552 617 102
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025

--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  [  ]

                                                                     (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          146,315
    EACH                   -----------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    146,315
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  146,315
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                          [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  15.177%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
--------------------------------------------------------------------------------

         Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

         The funds required to purchase the 146,315 shares of Common Stock beneficially owned by Zions and the Bank were $1,527,657. These funds were derived from working capital.

Item 5.           Interest in Securities of the Issuer.

         (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 146,315 shares of Common Stock, which the Bank and Zions believe represents approximately 15.177% of the outstanding shares of Common Stock.

         (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 146,315 shares of Common Stock held by the Bank.

         (c) On February 5, 1997, the Bank purchased 3,000 shares of Common Stock at a cost of $32,690.00 ($10.897 per share ). On February 21, 1997, the Bank purchased 4,000 shares of Common Stock at a cost of $44,065.00 ($10.016 per share). On April 4, 1997, the Bank purchased 3,600 shares of Common Stock at a cost of $38,040.00 ($10.567 per share). In each case, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on Schedule I-A or Schedule I-B attached hereto has effected any transactions in Common Stock during the past 60 days.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1997


                                            ZIONS BANCORPORATION



                                            By: /s/ Dale M. Gibbons
                                               ---------------------------------
                                            Name:  Dale M. Gibbons
                                            Title: Senior Vice President, Chief
                                                      Financial Officer and
                                                      Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1997


                                            ZIONS FIRST NATIONAL BANK



                                            By: /s/ Dale M. Gibbons
                                                --------------------------------
                                            Name:  Dale M. Gibbons
                                            Title: Executive Vice President,
                                              Chief Financial Officer, and
                                              Secretary

                                  SCHEDULE I-A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION


         The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is 1380 Kennecott Building, Salt Lake City, Utah 84133. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.



Name                     Position with Zions, Present Principal Occupation or
                         Employment and Address

Jerry C. Atkin           Director of Zions.  Chairman, President and Chief
                         Executive Officer, SkyWest Airlines, 444 S. River Road,
                         St. George, Utah 84770.
Danne L. Buchanan        Senior Vice President of Zions.  President of Zions
                         Data Service Company.
Grant R. Caldwell        Director of Zions.  Retired, former Partner, KPMG Main
                         Hurdman, Salt Lake City, Utah.
R. Don Cash              Director of Zions.  Chairman, President and Chief
                         Executive Officer of Questar Corporation, 180 East 100
                         South, Salt Lake City, Utah 84111.  Director, Zions
                         First National Bank.
Gerald J. Dent           Senior Vice President of Zions.  Executive Vice
                         President of Zions First National Bank.
Dale M. Gibbons          Senior Vice President, Chief Financial Officer and
                         Secretary of Zions.  Executive Vice President, Chief
                         Financial Officer and Secretary of Zions First National
                         Bank.
John J. Gisi             Senior Vice President of Zions.  Chairman and Chief
                         Executive Officer of National Bank of Arizona.
Clark B. Hinckley        Senior Vice President of Zions.
George Hofmann III       Senior Vice President of Zions.  President and Chief
                         Executive Officer of Nevada State Bank.
Richard H. Madsen        Director of Zions.  President and Chief Executive
                         Officer of ZCMI, 2200 South 900 West, Salt Lake City,
                         Utah 84137.

Name                     Position with Zions, Present Principal Occupation or
                         Employment and Address
                         Employment and Address
Roger B. Porter          Director of Zions. IBM Professor of Business and
                         Government, Harvard University, 79 John F. Kennedy
                         Street, Cambridge, Massachusetts 02138.
Robert G. Sarver         Director of Zions.  Executive Director, Southwest Value
                         Partners and affiliates, 8160 N. Hayden Road, Building
                         J-208, Scottsdale, Arizona 85258.  Chairman and Chief
                         Executive Officer, G B Bancorporation.
Harris H. Simmons        President and Chief Executive Officer of Zions.
                         President, Chief Executive Officer and Director of
                         Zions First National Bank.  Director of Questar
                         Corporation.
L.E. Simmons             Director of Zions.  President, SCF Investment Partners
                         and L.E. Simmons & Associates, Inc., 6600 Texas
                         Commerce Tower, Houston, Texas 77002.
Roy W. Simmons           Chairman of the Board of Directors of Zions.  Chairman
                         of the Board of Directors of Zions First National Bank.
                         Member of the Board of Directors of Beneficial Life
                         Insurance Co.  Director of Ellison Ranching Co.
I.J. Wagner              Director of Zions.  President of The Keystone Company,
                         910 Kennecott Building, Salt Lake City, Utah 84133.
Dale W. Westergard       Director of Zions.  Retired former Executive Vice
                         President of Zions. Director of Zions First National
                         Bank.

                                  SCHEDULE I-B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK


         The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.




Name Position with the Bank, Present Principal Occupation or Employment and Address

A. Scott Anderson     Executive Vice President of the Bank.
Gary L. Anderson      Executive Vice President of the Bank.

John B. D'Arcy        Executive Vice President of the Bank.
R. Don Cash           Director of the Bank.  Chairman and Chief Executive
                      Officer, Questar Corporation, Salt Lake City, Utah 84139.
Gerald J. Dent        Executive Vice President of the Bank.  Senior Vice
                      President of Zions Bancorporation.
Peter K. Ellison      Executive Vice President of the Bank.
Robert C. Fuehr       Director of the Bank.  Vice President-Public Policy, Telco
                      Business Development, U S WEST, Englewood, Colorado 80111.
Dale M. Gibbons       Executive Vice President, Chief Financial Officer and
                      Secretary of the Bank.  Senior Vice President, Chief
                      Financial Officer and Secretary of Zions Bancorporation.
Ronald S. Hanson      Director of the Bank. Retired.
W. David Hemingway    Executive Vice President of the Bank.
James T. Jensen       Director of the Bank.  Executive Vice President/General
                      Counsel of Savage Industries, Salt Lake City, Utah 84107.
Dixie Leavitt         Director of the Bank.  President of St. George Temple, St.
                      George, Utah.
Robert A. Madsen, Sr. Director of the Bank.  Madsen Furniture Co., Salt Lake
                      City, Utah.
Susan Mooney Johnson  Director of the Bank.  Consultant.  Box 3640, Ketchum,
                      Idaho 83340.

Name                  Position with the Bank, Present Principal Occupation or
                      Employment and Address
                      Employment and Address
Alvin J. Schoenhals   Director of the Bank.  Retired.
Harris H. Simmons     President, Chief Executive Officer and Director of the
                      Bank.  President and Chief Executive Officer of Zions
                      Bancorporation.
Roy W. Simmons        Chairman of the Board of Directors of the Bank.  Chairman
                      of the Board of Directors of Zions Bancorporation.
D. Gill Warner        Director of the Bank.  Retired.
Dale W. Westergard    Director of the Bank.  Director of Zions Bancorporation.
                      Retired.